Exhibit 21

Parent and Subsidiaries

       UST Inc. is an independent corporation without parent. It had the following significant subsidiaries as of December 31, 2004:

		Percentage of
		Ownership by
	Jurisdiction of	UST or its
	Incorporation	Wholly Owned
Name of Subsidiary or Affiliate	or Registration	Subsidiaries

International Wine & Spirits Ltd.	Delaware	100%

Ste. Michelle Wine Estates Ltd.	Washington	100%

U.S. Smokeless Tobacco Company	Delaware	100%

U.S. Smokeless Tobacco Manufacturing Limited Partnership	Delaware	100%

U.S. Smokeless Tobacco Brands Inc.	Delaware	100%

      Certain subsidiaries have been omitted since, if considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.